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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         RICHMOND COUNTY FINANCIAL CORP.

                                (Name of Issuer)

                     Common stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    764556106
                                 (CUSIP Number)

                               Joseph R. Ficalora
                 Chairman, Chief Executive Officer and President
                        New York Community Bancorp, Inc.
                               615 Merrick Avenue
                            Westbury, New York 11590
                                 (516) 683-4100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:
                                 Mark J. Menting
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 March 27, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D


CUSIP NO. 764556106                                           PAGE 2 OF 17 PAGES


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       New York Community Bancorp, Inc.
       IRS #06-1377322

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                        (b) / /

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  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               5,416,266*
                         -------------------------------------------------------
         NUMBER OF       8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY                 -0-
                         -------------------------------------------------------
          EACH           9     SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                5,416,266*
                         -------------------------------------------------------
          WITH           10    SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,416,266
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

                  * BENEFICIAL OWNERSHIP OF 5,281,566 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. NEW YORK COMMUNITY BANCORP, INC. EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Common Stock"), of Richmond County Bancorp, Inc., a Delaware corporation ("RCBK"), the principal executive offices of which are located at 1214 Castleton Avenue, Staten Island, New York 10310.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This statement is being filed by New York Community Bancorp, Inc., a Delaware corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("NYCB"). The principal business offices of NYCB are located at 615 Merrick Avenue, Westbury, New York 11590. NYCB has one principal banking subsidiary, New York Community Bank, the assets of which currently constitute substantially all of the assets of NYCB. The names of the directors and executive officers of NYCB and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

                  (d)-(e) Neither NYCB, nor, to the best of its knowledge, any of the persons listed on Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither NYCB nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4 hereof, NYCB has entered into the RCBK Stock Option Agreement (as defined in Item 4 below) with RCBK. Pursuant to the RCBK Stock Option Agreement, RCBK has granted to NYCB an option pursuant to which NYCB has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 5,281,566 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $26.50. Certain terms of the RCBK Stock Option Agreement are summarized in Item 4 hereof.

                  If the RCBK Stock Option Agreement were exercisable and NYCB were to exercise the RCBK Stock Option Agreement on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $139,961,499. It is currently anticipated that such funds would be derived from working capital.

                  No monetary consideration was paid by NYCB to RCBK in connection with entering into the Plan (as defined in Item 4 below) or the RCBK Stock Option Agreement.

                  In addition, during 1998, NYCB purchased 134,700 shares of Common Stock using working capital in the open market (the "Open Market Shares"). The aggregate amount of funds used to purchase the Open Market Shares was $2,081,393.75.

                  Subject to market conditions and developments with respect to the Merger (as defined below) NYCB may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The Merger Agreement. NYCB and RCBK have entered into an Agreement and Plan of Merger, dated as of March 27, 2001 (the "Plan"), pursuant to which RCBK will be merged with and into NYCB (the "Merger"), with NYCB being the surviving corporation (the "Surviving Company").

                  Each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than Exception Shares (as hereinafter defined), shall be converted into and constitute 1.02 shares (the "Exchange Ratio") of common stock, par value $0.01 per share ("NYCB Common Stock"), which already gives effect to the NYCB stock dividend paid on March 29, 2001 (the "NYCB Stock Dividend"). "Exception Shares" means shares of Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by RCBK or a subsidiary (as defined in the Plan) of RCBK or held by RCBK in treasury or by NYCB or a subsidiary of NYCB. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares ("Old Share"), shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an "Old Certificate") formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 4.3 of the Plan, a certificate (a "New Certificate") representing the shares of NYCB Common Stock and any payment to which such holder is entitled pursuant to
Article IV of the Plan.

                  In the event that, subsequent to the date of the Plan but prior to the Effective Time, the shares of NYCB Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of NYCB, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio; provided, however, that no proportionate adjustment shall be made in respect of the NYCB Stock Dividend.

                  As a result of the Merger, RCBK will cease to exist as a separate legal entity.

                  The Merger is subject to various regulatory approvals, the approval of the respective stockholders of NYCB and RCBK and the satisfaction of other terms and conditions set forth in the Plan.

                  As a result of the Merger, Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Common Stock will be eligible for delisting from the Nasdaq Stock Market's National Market System, where it has been traded under the symbol "RCBK".

                  At the Effective Time, the directors of the Surviving Corporation shall consist of nine (9) members, five (5) of whom shall be selected by the Chief Executive

Officer of NYCB prior to the Effective Time ("NYCB Directors") and four (4) of whom shall be selected by the Chief Executive Officer of RCBK prior to the Effective Time ("RCBK Directors") and which shall be allocated among the three classes of directors of the Surviving Corporation by the agreement of the Chief Executive Officers of RCBK and NYCB so that each class shall have at least one NYCB Director and one RCBK Director. The NYCB Directors shall include the Chief Executive Officer of NYCB as of the date of this Plan and the RCBK Directors shall include the Chief Executive Officer of RCBK as of the date of the Plan.

                  After the Effective Time until the annual meeting of shareholders of the Surviving Corporation in 2004, unless two-thirds of all of the directors of the Surviving Corporation shall otherwise determine, in the event that a NYCB Director or a RCBK Director or a director otherwise elected or nominated by the NYCB Directors or the RCBK Directors as set forth herein shall resign, no longer be able to serve or not stand or be standing for reelection (for whatever reason), (i) if such director shall be a NYCB Director or a nominee of the NYCB Directors, then the NYCB Directors and nominees of the NYCB Directors serving as directors shall have the exclusive right to nominate an individual to fill such vacancy and the entire Board of Directors shall either elect such person a director or, if appropriate, nominate such person for election as a director by the shareholders and (ii) if such director shall be a RCBK Director or a nominee of the RCBK Directors, then the RCBK Directors and nominees of the RCBK Directors serving as directors shall have the exclusive right to nominate an individual to fill such vacancy and the entire Board of Directors shall either elect such person a director or, if appropriate, nominate such person for election as a director by the shareholders. Each director will hold office in accordance with the certificate of incorporation and bylaws until the earlier of his or her resignation or removal or until his or her respective successor is duly elected and qualified, as the case may be.

                  At the Effective Time, Michael F. Manzulli shall become the Chairman of the Board of Directors of the Surviving Corporation, Joseph R. Ficalora shall remain the President and Chief Executive Officer of the Surviving Corporation, Anthony E. Burke shall become a Senior Executive Vice President and the Chief Operating Officer of the Surviving Corporation and Thomas R. Cangemi shall become an Executive Vice President of the Surviving Corporation.

                  The RCBK Option Agreement. In connection with the Plan, NYCB, as grantee, and RCBK, as issuer, entered into a Stock Option Agreement, dated as of March 27, 2001 (the "RCBK Stock Option Agreement"). The RCBK Stock Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Plan. Pursuant to the RCBK Stock Option Agreement, RCBK granted NYCB an option (the "Option") to purchase, subject to adjustments in certain circumstances, up to 5,281,566 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $26.50.

                  The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise required by the RCBK Stock Option Agreement within six
(6) months following such Subsequent Triggering Event (or such later period as provided in the RCBK Stock Option Agreement).

                  Each of the following shall be an Exercise Termination Event:
(i) the Effective Time of the Merger; (ii) termination of the Plan in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by NYCB pursuant to Section 8.4(a) of the Plan due to a willful breach by RCBK (a "Listed Termination"); or
(iii) the passage of twelve (12) months (or such longer period as provided in Section 10 of the RCBK Stock Option Agreement) after termination of the Plan if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, (i) the Option may not be exercised at any time when NYCB shall be in material breach of any of its covenants or agreements contained in the Plan such that RCBK shall be entitled to terminate the Plan pursuant to Section 8.3(a) thereof and (ii) the RCBK Stock Option Agreement shall automatically terminate upon the proper termination of the Plan by RCBK pursuant to Section 8.3(a) thereof as a result of the material breach by NYCB of its covenants or agreements contained in the Plan.

                  The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date of the RCBK Stock Option Agreement:

                  (i) RCBK or any of its Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (each an "RCBK Subsidiary"), without having received NYCB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the RCBK Stock Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), and the rules and regulations thereunder) other than NYCB or any of its Subsidiaries (each a "NYCB Subsidiary") or the Board of Directors of RCBK (the "RCBK Board") shall have recommended that the shareholders of RCBK approve or accept any Acquisition Transaction other than the merger transaction contemplated by the Plan. For purposes of the RCBK Stock Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving RCBK or any RCBK Subsidiary or group of RCBK Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X) (other than mergers, consolidations or similar transactions (i) involving solely RCBK and/or one or more wholly-owned Subsidiaries of RCBK or (ii) after which the common shareholders of RCBK immediately prior thereto in the aggregate own or continue to own at least 60% of the common stock of RCBK or the publicly held surviving or successor corporation immediately following consummation thereof, provided that any such transaction is not entered into in violation of the terms of the Plan), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of RCBK or any RCBK Subsidiary or group of RCBK Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or other wise) of securities representing 25% or more of the voting power of RCBK or any RCBK Subsidiary or group of RCBK Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary, provided that Acquisition Transaction shall not include any transaction specifically disclosed in RCBK's Reports filed prior to the date of the RCBK Stock Option Agreement;

                  (ii) Any person other than the NYCB or any NYCB Subsidiary or any RCBK Subsidiary acting in a fiduciary capacity in the ordinary course of business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

                  (iii) The shareholders of RCBK shall have voted and failed to approve the Plan and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Plan or shall have been canceled prior to termination of the Plan if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than NYCB or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

                  (iv) The RCBK Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) or failed to make in any manner adverse in any respect to NYCB its recommendation that the shareholders of RCBK approve the transactions contemplated by the Plan after it shall have been publicly announced that any person (other than NYCB or any of its subsidiaries) shall have made, or disclosed an intention to make, or any person (other than NYCB or any of its subsidiaries) shall have otherwise made a bona fide proposal to engage in an Acquisition Transaction, or RCBK or the RCBK Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than NYCB or a NYCB Subsidiary;

                  (v) Any person other than NYCB or any NYCB Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer); or

                  (vi) Any person other than NYCB or any NYCB Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority for approval to engage in an Acquisition Transaction.

                  The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date of the RCBK Stock Option Agreement:

                  (i) The acquisition by any person (other than NYCB or any NYCB Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                  (ii) The occurrence of the Initial Triggering Event described above.

                  The term "Reciprocal Option" shall mean the option granted pursuant to the option agreement dated the date of the RCBK Stock Option Agreement between NYCB, as issuer of such option, and RCBK, as grantee of such option.

                  RCBK shall notify NYCB promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by RCBK shall not be a condition to the right of the Holder to exercise the Option.

                  In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to RCBK a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify RCBK of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

                  Under applicable law, NYCB may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

                  Neither of the parties to the RCBK Stock Option Agreement may assign any of its rights or obligations under the RCBK Stock Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, NYCB, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by NYCB to acquire the shares of Common Stock subject to the Option, NYCB may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of RCBK, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on NYCB's behalf or (iv) any other manner approved by the Federal Reserve Board.

                  In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by NYCB pursuant to registration rights under the RCBK Stock Option Agreement.

                  In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends (excluding any stock dividend announced prior to the date of the RCBK Stock Option Agreement but not effective as of the date of the RCBK Stock Option Agreement), split-ups, recapitalizations, stock combinations, subdivisions, conversions, exchanges of shares or the like, the Option shall be automatically adjusted so that NYCB shall receive, upon exercise of the Option, the number and class of shares or other securities or property that NYCB would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable and the exercise price shall be, if necessary, appropriately adjusted. Notwithstanding the foregoing, if the provisions of Section 10 of the RCBK Stock Option Agreement are applicable, the adjustments provided for in the preceding sentence shall not be made and the adjustments set forth in Section 10 of the RCBK Stock Option Agreement shall be made.

                  At any time after the occurrence of a Repurchase Event (as defined below) and prior to the date that is twelve (12) months immediately thereafter (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the RCBK Stock Option Agreement), RCBK (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the RCBK Stock Option Agreement), RCBK (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

                  The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with RCBK, (iii) the highest closing price for shares of Common Stock within the one-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of RCBK's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of RCBK as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be divided by the number of shares of Common

Stock of RCBK outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

                  A "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date of the RCBK Stock Option Agreement:

                  (i) the acquisition by any person (other than NYCB or any NYCB Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                  (ii) the consummation of any Acquisition Transaction described in Section 2(b)(i) of the RCBK Stock Option Agreement, except that the percentage referred to in clause (z) shall be 50%.

         In the event that prior to an Exercise Termination Event, RCBK shall enter into an agreement (i) to consolidate with or merge into any person, other than NYCB or a NYCB Subsidiary, or engage in a plan of exchange with any person, other than NYCB or a NYCB Subsidiary and RCBK shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than NYCB or a NYCB Subsidiary, to merge into RCBK or be acquired by RCBK in a plan of exchange and RCBK shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 60% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the RCBK Subsidiary's assets or deposits to any person, other than NYCB or a NYCB Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the RCBK Stock Option Agreement) or (y) any person that controls the Acquiring Corporation.

                  NYCB may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10 of the RCBK Stock Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by NYCB) to RCBK in exchange for a cash fee equal to the Surrender Price; provided, however, that NYCB may not exercise such right if RCBK has repurchased the Option (or any portion thereof) or any Option Shares as described above. The "Surrender Price" shall be equal to $22 million (i) plus, if applicable, NYCB's purchase price with respect to any Option Shares being so relinquished and (ii) minus, if applicable, the sum of (1) the excess of (A) the net cash amounts, if any, received by NYCB pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) NYCB's purchase price of such Option Shares, and(2) the net cash amounts, if any, received by NYCB pursuant to an arms' length sale of any portion of the Option sold.

                  The NYCB Stock Option Agreement. In connection with the Plan, NYCB, as issuer, and RCBK, as grantee, entered into a Stock Option Agreement, dated as of March 27, 2001 (the "NYCB Stock Option Agreement"). Pursuant to the NYCB Stock Option Agreement, NYCB granted RCBK an option to purchase up to 8,648,081 shares of NYCB Common Stock at a price per share equal to $27.20. The other provisions of the NYCB Stock Option Agreement substantially correspond to the related provisions of the RCBK Stock Option Agreement.

                  Copies of the RCBK Stock Option Agreement, the NYCB Stock Option Agreement and the Plan are filed as exhibits to this Statement and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

                  Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, NYCB may purchase shares of Common Stock in the open market or in privately negotiated transactions.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  (a) NYCB may be deemed to be the beneficial owner of the Option Shares. As provided in the RCBK Stock Option Agreement, NYCB may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. NYCB is the beneficial owner of the Open Market Shares. If the Option were exercised in full, the Option Shares and the Open Market Shares would represent approximately 17% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares).

NYCB has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. NYCB expressly disclaims beneficial ownership of such shares. Except as described in Schedule II hereto, to the best knowledge of NYCB, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

                  (b) If NYCB were to exercise the Option, it would have sole power to vote and, subject to the terms of the RCBK Stock Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby. NYCB has sole power to vote and sole power to direct the disposition of the Open Market Shares.

                  (c) NYCB acquired the Option in connection with the Plan. See
Item 4 hereof.

                  To the best knowledge of NYCB, none of the persons listed in
Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

                  (d) Until the Option is exercised (if at all), NYCB has no right to receive dividends from, or the proceeds from the sale of, the Option Shares. If the Option is exercised by NYCB, NYCB or its designee, if any, would have the sole right to receive dividends on the Common Shares acquired pursuant thereto. NYCB or its designee, if any, has the sole right to receive dividends on the Open Market Shares.

                  (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  COMPANY.

                  Except as described in Item 4 and Item 5 hereof, neither NYCB nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of RCBK, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of March 27, 2001, by and between New York Community Bancorp, Inc.

         and Richmond County Financial Corp. (incorporated by reference to
         Exhibit 2.1 to the Current Report on Form 8-K of New York Community Bancorp, Inc., dated March 28, 2001).

2. Stock Option Agreement, dated as of March 27, 2001, between New York Community Bancorp, Inc., as grantee, and Richmond County Financial Corp., as issuer, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of New York Community Bancorp, Inc., dated March 28, 2001).

3. Stock Option Agreement, dated as of March 27, 2001, between New York Community Bancorp, Inc., as issuer, and Richmond County Financial Corp., as grantee, (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of New York Community Bancorp, Inc., dated March 28, 2001).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                                      NEW YORK COMMUNITY BANCORP, INC.


                                      By: /s/ Michael J. Lincks
                                          -------------------------------

                                          Name:   Michael J. Lincks
                                          Title:  Executive Vice
                                                  President and Corporate
                                                  Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                       OF NEW YORK COMMUNITY BANCORP, INC.

The names, business addresses and present principal occupations of the directors and executive officers of New York Community Bancorp, Inc. are set forth below. If no business address is given, the director or officer's business address is 615 Merrick Avenue, Westbury, New York 11590. Directors of New York Community Bancorp, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


Name                                        Present Principal Occupation or
                                            Employment and Address

*Joseph R. Ficalora                         Chairman of the Board, President,
                                            and Chief Executive Officer of New
                                            York Community Bancorp, Inc.

*Harold E. Johnson                          Executive Vice President and Chief
                                            Financial Officer (retired) of
                                            Continental Insurance Co.

*Donald M. Blake                            President and Chief Executive
                                            Officer of Joseph J. Blake &
                                            Associates, Inc., 10 East 40th
                                            Street, New York, New York 10016, a
                                            real estate appraisal company.

*Max L. Kupferberg                          Chairman of the Board of Directors
                                            of Kepco, Inc., 131-38 Sanford
                                            Avenue, Flushing, New York, 11352-
                                            4245, an electronic power supply
                                            company.

*Henry E. Froebel                           Vice Chairman (retired) of Rollins
                                            Hudig Hall of New York, Inc., an
                                            insurance brokerage company.

*Howard C. Miller                           Senior Vice President and Mortgage
                                            Officer (retired) of Queens County
                                            Savings Bank.

*Dominick Ciampa                            Principal of The Ciampa
                                            Organization, 136-26 37th Avenue,

                                            Flushing, New York 11354, a
                                            construction company.

*Richard H. O'Neill                         Financial Consultant; Executive
                                            Vice President, Finance (retired)
                                            of New York Shipping Association,
                                            Inc.

*Msgr. Thomas J. Hartman                    President and Chief Executive
                                            Officer of Radio and Television for
                                            the Diocese of Rockville Centre for
                                            Telecare Television Studios, a cable
                                            television station.

*Michael J. Levine                          President of Norse Realty Group,
                                            Inc. and Affiliates, a real estate
                                            owner and developer; Partner in
                                            Levine and Schmutter Certified
                                            Public Accountants.

*Robert M. Sprotte                          President of Schmelz Bros., Inc., a
                                            plumbing contractor; President of
                                            RDR Realty Corp., a real estate
                                            holding company; President of Three
                                            Rams Realty.

Michael J. Lincks                           Executive Vice President and
                                            Corporate Secretary of New York
                                            Community Bancorp, Inc.


James J. O'Donovan                          Executive Vice President and
                                            Mortgage Officer of New York
                                            Community Bancorp, Inc.

Robert Wann                                 Executive Vice President,
                                            Comptroller, and Chief Financial
                                            Officer of New York Community
                                            Bancorp, Inc.

Russ DiBenedetto                            Senior Vice President and Auditor
                                            of New York Community Bancorp, Inc.

                                   SCHEDULE II


         Joseph R. Ficalora, the Chairman of the Board of Directors, Chief Executive Officer and President of New York Community Bancorp, Inc. ("NYCB"), is the beneficial owner of 10,000 shares of common stock of Richmond County Financial Corp ("the Common Stock"). These shares were purchased more than 60 days prior to April 6, 2001, the date of filing of this statement on Schedule 13D (the "Statement").

         Mr. Ficalora may be deemed to be the beneficial owner of 5,000 shares of Common Stock that are beneficially owned by the Ficalora Family Foundation. These shares were purchased more than 60 days prior to April 6, 2001, the date of filing of the Statement. Mr. Ficalora disclaims beneficial ownership of such shares.

         Dominick Ciampa, a director of NYCB, may be deemed to be the beneficial owner of 5,000 shares of Common Stock that are beneficially owned by RLCJ Co., a partnership comprised of trusts for the benefit of his children. These shares were purchased more than 60 days prior to April 6, 2001, the date of filing of the Statement. Mr. Ciampa disclaims beneficial ownership of such shares.

         Max L. Kupferberg, a director of NYCB, may be deemed to be the beneficial owner of 30,000 shares of Common Stock that are beneficially owned by Kupferberg Associates. These shares were purchased more than 60 days prior to April 6, 2001, the date of filing of the Statement.

         Michael J. Lincks, an Executive Vice President and Corporate Secretary of NYCB, may be deemed to be the beneficial owner of 1,300 shares of Common Stock that he holds as custodian for his daughter. These shares were purchased more than 60 days prior to April 6, 2001, the date of filing of the Statement. Mr. Lincks disclaims beneficial ownership of such shares.

         Russ DiBenedetto, a Senior Vice President and Auditor of NYCB, may be deemed to be the beneficial owner of 1,000 shares of Common Stock that he owns jointly with his spouse. These shares were purchased more than 60 days prior to April 6, 2001, the date of filing of the Statement.

                                  EXHIBIT INDEX

Exhibit                    Description

1.                         Agreement and Plan of Merger, dated as of March 27,
                           2001, by and between New York Community Bancorp, Inc.
                           and Richmond County Financial Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of New York Community Bancorp, Inc., dated
                           March 28, 2001).

2. Stock Option Agreement, dated as of March 27, 2001, between New York Community Bancorp, Inc., as grantee, and Richmond County Financial Corp., as issuer,
                           (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of New York Community
                           Bancorp, Inc., dated March 28, 2001).

3. Stock Option Agreement, dated as of March 27, 2001, between New York Community Bancorp, Inc., as issuer, and Richmond County Financial Corp., as grantee,
                           (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of New York Community
                           Bancorp, Inc., dated March 28, 2001).